THORIUM POWER, LTD.
8300 Greensboro Drive, Suite 800
McLean, VA 22102
(800) 685-8082

August 28, 2007

Donna Levy
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Thorium Power, Ltd.
Draft Post-Effective Amendment No. 2 to Registration Statement on Form SB-2
Commission File No. 333-135437

Draft Amendment on Form 10-KSB for the Fiscal Year Ended December 31, 2006, filed March 20, 2007
Commission File No. 000-28543

Draft Amendment on Form 10-QSB for the Fiscal Quarter Ended March 31, 2007, filed May 10, 2007
Commission File No. 000-28543

Dear Ms. Levy:

On behalf of Thorium Power, Ltd. (“Thorium Power” or the “Company”), we hereby submit Thorium Power’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated August 21, 2007, providing the Staff’s comments with respect to the above referenced Draft Post-Effective Amendment No. 2 to a Registration Statement on Form SB-2 (the “Registration Statement”), Draft Amendment to our Annual Report on Form 10-KSB (the “10-KSB”) and the Draft Amendment to our Quarterly Report on Form 10-QSB (the “10-QSB”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Draft Post-Effective Amendment No. 2 on Form SB-2

1.
As a follow-up to the oral comment we gave you on August 17, 2007, we note your response to our prior comment 1, and reissue it. Your controller or principal accounting officer, or person acting in that capacity must sign the registration statement, and their title must appear next to their name. Please refer to Instruction No. 1 of the Instruction for Signatures at the end of Form SB-2.

Thorium Power Response: Larry Goldman, our Treasurer and Acting CFO, will sign the Registration Statement in his capacity as the Company’s Principal Accounting Officer, and this title will appear next to his name.

Draft Amendment No.1 to Form 10-KSB for the Fiscal Year Ended December 31, 2006

General

2.	Please comply with the additional comments in this letter.

Note I --Nature of Operations and Merger with Thorium Power, Inc. page F-11

3.
We have read the disclosure you proposed in response to prior comment 4, stating “Thorium Power, Ltd. recorded approximately $2.3 million of these expenses incurred on behalf of Thorium Power, Inc. as intercompany charges receivable from Thorium Power Ltd.” It is unclear why Thorium Power, Ltd. would be recording a receivable from itself, as suggested. Perhaps you meant to say receivable from Thorium Power, Inc. If that is the case, and Thorium Power, Inc. recorded a payable to Thorium Power, Ltd. instead of placing the credit in equity as a capital contribution, as it had for the other expenses incurred by Thorium Power, Ltd. on its behalf, then reclassification maybe appropriate. However, we see no reason that a receivable from Thorium Power, Inc. in the accounts of Thorium Power Ltd should be considered part of the net assets acquired or be offset against the payable on the books of Thorium Power, Inc., if it should have been recorded as a capital contribution. You should have a clear rationale for handling these expenses differently from those incurred prior to June 30, 2007. Please revise accordingly.

Thorium Power Response: We have revised our disclosure to present all expenses allocated from Thorium Power, Ltd. to Thorium Power, Inc., prior to the merger as capital contributions to Thorium Power, Inc. by Thorium Power, Ltd.
Our revised disclosure is included with this response as Exhibit 1.

Draft Amendment No. 1 to Form 10-QSB for the Fiscal Quarter Ended March 31, 2007

Controls and Procedures, page 2

4.
We note your re to prior comment 6. Your revised disclosure is unclear about the period covered by your controls and procedures evaluation and effectiveness conclusion; additionally, your disclosure regarding changes in internal control over financial reporting refers to fiscal quarter ended June 30, 2007, rather than March 31, 2007. Please further revise your disclosure in accordance with Items 307 and 308(c) of Regulation S-B.

Thorium Power Response: We have revised our disclosure to indicate that our controls and procedures evaluation and effectiveness conclusion covered the three month period ended March 31, 2007. We have included a copy of this disclosure with this response as Exhibit 2.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at 703.918.4918 or Louis A. Bevilacqua, Esq. of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel, at (202) 508-4281.

Sincerely,

Thorium Power, Ltd.

By:	/s/ Seth Grae
Seth Grae
Chief Executive Officer

EXHIBIT 1

This Exhibit 1 contains only those changes to our 10-KSB which are responsive to the Staff’s Comment No. 3 from the comment letter dated August 21, 2007.

Thorium Power, Ltd.
(A Development Stage Company)
Consolidated Statements of Changes in Stockholders' Deficiency (Continued)
From January 8, 1992 (Inception) to December 31, 2006
	Common Stock		Additional	Accumulated	Stock Committed	Accumu-lated	Deferred	Treasury		Stockholders’
	Shares	Amount	Paid-in Capital	(Deficit) Accumulated During the Development Stage	Future Issuance	Comprehensive Income	Stock Compensation	Stock		Equity

Balance - December 31, 2005	105,463,177	$168,149	$14,544,410	$(15,469,662)	$0	$0	$0		$	$(757,103)
Issuance of common stock and warrants for cash	15,319,674	24,426	2,165,248							2,189,674
Loan conversion into stock	32,144	51	4,049							4,100
Cashless exercise of stock options and warrants	20,385,474	32,502	(32,502)							0
Exercise of stock options and warrants for cash	407,680	650	12,350							13,000
Issuance of stock for services	627,200	1,000	104,000							105,000
Cancellation of shares-held by Thorium Power Ltd (pursuant to merger)	(6,597,495)	(10,506)	10,506
Recapitalization - 10/6/06 reverse merger*	124,101,637	43,467	(3,035,878)				(306,000)			(3,298,411)
Extension of investor warrants terms - 6 months			963,387							963,387
Stock Option Expense			1,055,648							1,055,648
Issuance of stock for services	204,341	205	226,284							226,489
Cashless exercise of stock options and warrants	49,333	49	(49)							0
Stock issued - settlement expense	307,534	308	91,952							92,260
Share issue and merger costs			(441,553)							(441,553)
Shares retired, redeemed for payroll taxes on stock-based compensation	(3,008,990)	(3,009)	3,009							0
Net (loss) for the year ended December 31, 2006				(11,708,327)						(11,708,327)
Unrealized gains on marketable securities						18,861				18,861
Amortization of deferred stock compensation costs							20,800			20,800
Allocation of expenses from Thorium Power Ltd.			7,477,700							7,477,700
Buyback of stock - 850,000 shares to treasury stock	(850,000)							(255,850)		(255,850)
Stock based compensation - shares committed for future issuance					1,200,000					1,200,000
Balance - December 31, 2006	256,441,709	$257,292	$23,148,560	$(27,177,989)	$1,200,000	$18,861	$(285,200)	$(255,850)		$(3,094,326)
* See footnote 1 regarding the recapitalization of Thorium Power Inc.

Shares subject to continuing registration rights is shown on the balance sheet as temporary equity, not shareholders deficiency
 The accompanying notes are an integral part of these consolidated financial statements

 Thorium Power, Ltd.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2006

Under the Merger Agreement each common share of Thorium Power, Inc. was converted into common stock securities of Thorium Power, Ltd. such that Thorium Power, Inc.'s current stockholders owned approximately 54.5% of the combined company (prior to dilution from common stock and warrants issued in connection with the May 2006 private placement), and each share of Thorium Power, Ltd.'s common stock will remain outstanding. In addition, Thorium Power, Ltd. appointed new directors and officers following the merger. The combined company is headquartered in McLean, Virginia, where the Company's operations are presently based.

In accordance with the terms of the Merger Agreement, the following occurred with respect to the outstanding common shares, stock options and warrants of Thorium Power, Inc. at the closing of the Merger:

i) all of the shares of common stock of Thorium Power, Inc. were cancelled and each registered owner of outstanding shares of Thorium Power, Inc. common stock automatically became the registered owner of 31.36 shares of common stock of Thorium Power, Ltd., for each share of Thorium Power, Inc. common stock that they previously owned (recapitalization ratio for reverse merger accounting purposes). In accordance to the Merger Agreement, each holder of non-compensatory options or warrants of Thorium Power, Inc. that had an exercise price of $5.00 or $1.00, received from Thorium Ltd 12.315 shares and 22.965 shares of Thorium Power, Ltd. respectively, for each option or warrant owned. There were 135,637,854 total common shares issued to the Thorium Power, Inc. stockholders in the aggregate. As a result of the merger, there were 296,399,328 common shares outstanding on October 6, 2006 (including 36,659,837 shares of common stock with registration rights).

ii) all of other outstanding warrants and options of Thorium Power, Inc. were assumed by Thorium Power, Ltd. and became exercisable for Thorium Power, Ltd. common stock in an amount and at an exercise price that is consistent with the exchange ratio described above for the conversion of Thorium Power, Inc. common stock. There were 22,539,083 Thorium Power, Ltd., stock purchase warrants and 22,567,242 Thorium Power, Ltd., stock options assumed by Thorium Power, Inc. as of the date of the merger.

For financial reporting purposes, this merger transaction was recorded as a recapitalization of Thorium Power, Inc. whereby Thorium Power, Inc. is deemed to be the continuing, surviving entity for accounting purposes, but through reorganization, has deemed to have adopted the capital structure of Thorium Power, Ltd.

Accordingly, all references to common shares of Thorium Power, Inc.'s common stock have been restated to reflect the equivalent number of Thorium Power, Ltd.'s common shares. In other words, the 4,325,447 Thorium Power, Inc. shares outstanding (net of the 210,119 shares held by Thorium Power Ltd. that were cancelled at the Merger date) are restated as 135,637,854 common shares, as of October 6, 2006. Each share of Thorium Power Inc. is restated to 31.36 shares of Thorium Power Ltd, which includes the shares issued to holders of non-compensatory options or warrants of Thorium Power, Inc. that had an exercise price of $5.00 or $1.00, as mentioned above.

A summary of assets and liabilities that, for accounting purposes, were deemed to have been acquired by Thorium Power, Inc. from Thorium Power Ltd, book value as of the date of acquisition (October 6, 2006) were as follows:

Total assets - consisting of cash of $12,742,408, prepaid and other receivables, $117,384	$12,859,792
Temporary Equity Transfer	(12,041,373)
Total Liabilities-consisting of warrant liabilities of $3,080,024 and other payables	$(4,116,830)

Book Value of Thorium Power, Ltd. - transferred to stockholders equity	$(3,298,411)

For the purpose of disclosing the non-cash transactions for the statement of cash flows for the years ended December 31, 2006 and 2005, these assets acquired at book value represent the non-cash transactions. Also the company acquired $12,742,408 of cash at the merger date (October 6, 2006). Due to this merger being recorded as a recapitalization of Thorium Power, Inc., this cash received was recorded as a financing activity on the Statement of Cash Flows.

Thorium Power, Ltd.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2006

In accordance with the Security and Exchange Commissions Staff Accounting Bulletin SAB.T.1B1, an allocation of expenses attributable to Thorium Power, Inc., was made to Thorium Power, Inc from Thorium Power, Ltd. for periods prior to the merger date of October 6, 2006. The total expenses allocated to Thorium Power, Inc. up to October 6, 2006 (merger date) were $7,477,700, which consisted of $875,602 of general and administrative expenses and $6,602,098 of stock based compensation from Thorium Power, Ltd. ~~Starting July 1, 2006 to October 6, 2006 Thorium Power Ltd recorded approximately $2.3 million of  these expenses incurred on behalf of Thorium Power Inc. as intercompany charges  receivable from Thorium Power Ltd. , which became part of the approximate $14.6 million total assets deemed acquired from Thorium Power Ltd, as shown above. The remaining approximate $5.2 million of deemed capital contributions were recorded as expenses on Thorium Power Ltd. books from January 1, 2006 to June 30, 2006 and these expenses were allocated to Thorium Power Inc. as of June 30, 2006 as capital contributions by Thorium Power Ltd. for this period of time.~~

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

These financial statements include the accounts of Thorium Ltd (a Nevada corporation) and our wholly-owned subsidiaries, Thorium Power, Inc. (a Delaware corporation) and TP Acquisition Corp., (a Delaware corporation). Due to the accounting treatment of the reverse merger mentioned above, the operating results reported are those of Thorium Power Inc. from January 1, 2006 to October 6, 2006 and the operating results of Thorium Power Inc., Thorium Power Ltd and TP Acquisition Corp consolidated, from October 6, 2006 (merger date) to December 31, 2006.

All significant intercompany transactions and balances have been eliminated in consolidation.

b) Use of Estimates

 The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

EXHIBIT 2

This Exhibit 2 only contains those 10-QSB which are responsive to the Staff’s Comment No. 4 from the comment letter dated August 21, 2007.

ITEM 3A(T). CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures. We maintain a system of disclosure controls and procedures. The term “disclosure controls and procedures,” as defined by regulations of the SEC, means controls and other procedures that are designed to ensure that information required to be disclosed in the reports that we file or submit to the SEC under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules, regulations and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit to the SEC under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions to be made regarding required disclosure. Each of Seth Grae, our President and Chief Executive Officer, and Larry Goldman, our Chief Financial Officer, has evaluated the design and operating effectiveness of our disclosure controls and procedures as of March 31, 2007. Based upon their evaluation, these executive officers have concluded that our disclosure controls and procedures are effective as of March 31, 2007, and were effective during the entire quarter ended March 31, 2007.

 Internal Control Over Financial Reporting. We also maintain internal control over financial reporting. The term “internal control over financial reporting,” as defined by regulations of the SEC, means a process designed by, or under the supervision of, our principal executive and principal financial officers, or persons performing similar functions, and effected by the our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting procedures in the U.S. (“GAAP”), and includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

Changes in Internal Control Over Financial Reporting. There has been no change to our internal control over financial reporting during the quarter ended March 31, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.